EXHIBIT 99.3

Hydrogenics Corporation

First Quarter 2016

Condensed Interim Consolidated Financial Statements

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 1

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	March 31, 2016	December 31, 2015

Assets
Current assets
Cash and cash equivalents	$17,770	$23,398
Restricted cash	707	971
Trade and other receivables (note 4)	10,341	10,419
Inventories	18,352	14,270
Prepaid expenses	593	428
Derivative asset	26	-
	47,789	49,486
Non-current assets
Restricted cash	624	532
Investment in joint venture (note 5)	2,184	1,951
Property, plant and equipment	3,271	3,049
Intangible assets	255	215
Goodwill	4,333	4,135
	10,667	9,882
Total assets	$58,456	$59,368

Liabilities
Current liabilities
Operating borrowings (note 7)	$-	$1,086
Trade and other payables	8,434	7,776
Financial liabilities	8,787	9,034
Warranty provisions (note 6)	2,128	2,255
Deferred revenue	11,957	10,146
	31,306	30,297
Non-current liabilities
Other non-current liabilities (note 8)	3,392	3,121
Non-current warranty provisions (note 6)	910	938
Non-current deferred revenue	4,447	4,764
	8,749	8,823
Total liabilities	40,055	39,120
Equity
Share capital (note 9)	365,824	365,824
Contributed surplus	19,093	18,964
Accumulated other comprehensive loss	(2,838)	(3,224)
Deficit	(363,678)	(361,316)
Total equity	18,401	20,248
Total equity and liabilities	$58,456	$59,368

Douglas S. Alexander Chair	David C. Ferguson Director

The accompanying notes form an integral part of these consolidated financial statements.

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

For the three months ended March 31,

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	2016	2015
Revenues	$4,329	$7,531
Cost of sales	3,118	6,378
Gross profit	1,211	1,153

Operating expenses
Selling, general and administrative expenses (note 11)	2,248	2,579
Research and product development expenses (note 12)	1,123	1,022
	3,371	3,601

Loss from operations	(2,160)	(2,448)

Finance income (expenses)
Interest expense, net	(433)	(127)
Foreign currency losses, net(1)	(36)	(836)
Gain (loss) from joint venture (note 5)	56	(16)
Other finance gains (note 13)	211	-
Finance loss, net	(202)	(979)

Loss before income taxes	(2,362)	(3,427)
Income tax expense	-	-
Net loss for the period	(2,362)	(3,427)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	386	(1,061)
Comprehensive loss for the period	$(1,976)	$(4,488)

Net loss per share
Basic and diluted (note 14)	$(0.19)	$(0.34)

(1)	For the three months ended March 31, 2016, a loss of $235 (2015 – a gain of $294) relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these consolidated financial statements.

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	Common shares				Accumulated other
	Number	Amount	Contributed surplus	Deficit	comprehensive loss(1)	Total equity
Balance at December 31, 2015	12,540,757	$365,824	$18,964	$(361,316)	$(3,224)	$20,248
Net loss	-	-	-	(2,362)	-	(2,362)
Other comprehensive income	-	-	-	-	386	386
Total comprehensive income (loss)	-	-	-	(2,362)	386	(1,976)
Stock-based compensation expense	-	-	129	-	-	129
Balance at March 31, 2016	12,540,757	$365,824	$19,093	$(363,678)	$(2,838)	$18,401

	Common shares				Accumulated other
	Number	Amount	Contributed surplus	Deficit	comprehensive loss(1)	Total equity
Balance at December 31, 2014	10,090,325	$348,259	$18,927	$(349,602)	$(2,108)	$15,476
Net loss	-	-	-	(3,427)	-	(3,427)
Other comprehensive loss	-	-	-	-	(1,061)	(1,061)
Total comprehensive loss	-	-	-	(3,427)	(1,061)	(4,488)
Issuance of common shares on exercise of stock options	1,000	9	(3)	-	-	6
Stock-based compensation expense	-	-	118	-	-	118
Balance at March 31, 2015	10,091,325	$348,268	$19,042	$(353,029)	$(3,169)	$11,112

(1)	Accumulated other comprehensive loss represents currency translation adjustments of ($2,526) as of March 31, 2016, (March 31, 2015 - ($2,961)), and loss on re-measurement of actuarial liability of $312 as of March 31, 2016 (March 31, 2015 - $208).

The accompanying notes form an integral part of these consolidated financial statements.

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Cash Flows

For the three months ended March 31,

(in thousands of US dollars)

(unaudited)

	2016	2015
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(2,362)	$(3,427)
Decrease in restricted cash	230	537
Items not affecting cash
Amortization and depreciation	172	161
Unrealized other gains and losses on hedging (note 13)	(69)	-
Other finance gain, net (note 13)	(131)	-
Unrealized foreign exchange losses	204	5
Unrealized (gain) loss on joint venture (note 5)	(56)	16
Accreted non-cash and unpaid interest and amortization of deferred financing fees	365	121
Stock-based compensation (note 10)	129	118
Stock-based compensation - RSUs and DSUs (note 10)	(30)	(144)
Net change in non-cash working capital (note 16)	(2,502)	1,249
Cash used in operating activities	(4,050)	(1,364)

Investing activities
Purchase of property, plant and equipment	(628)	(371)
Receipt of government funding	185	-
Purchase of intangible assets	(42)	-
Cash used in investing activities	(485)	(371)

Financing activities
Repayment of repayable government contributions	(54)	-
Repayment of operating borrowings	(1,076)	-
Proceeds of operating borrowings	-	2,151
Common shares issued and stock options exercised, net of issuance costs (note 9)	-	6
Cash provided by (used in) financing activities	(1,130)	2,157

Increase (decrease) in cash and cash equivalents during the period	(5,665)	422
Cash and cash equivalents - Beginning of period	23,398	6,572
Effect of exchange rate fluctuations on cash and cash equivalents held	37	(787)
Cash and cash equivalents - End of period	$17,770	$6,207

Supplemental disclosure
Interest paid	$208	$1

The accompanying notes form an integral part of these consolidated financial statements.

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 1 - Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

Hydrogenics is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

Note 2 - Basis of Preparation

These unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016 have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim financial reporting”. The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (“IFRS”) for annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the 2015 annual consolidated financial statements, except for that effective January 1, 2016 the functional currency of the Company’s subsidiary located in Germany is now the euro which is the currency of the primary economic environment in which the subsidiary operates. In previous periods, the functional currency was the U.S. dollar.

On May 10, 2016, the Board of Directors authorized the consolidated financial statements for issue.

Note 3 - Accounting Standards Issued But Not Yet Applied

In July 2014, the IASB issued a final version of IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and supersedes all previous versions of the standard. The standard introduces a new model for the classification and measurement of financial assets and liabilities, a single expected credit loss model for the measurement of the impairment of financial assets and a new model for hedge accounting that is aligned with a company’s risk management activities. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15, Revenue from Contracts with Customers, which will replace IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfer of Assets from Customers, and SIC 31, Revenue - Barter Transactions Involving Advertising Services.
The new standard provides a comprehensive five-step revenue recognition model for all contracts with customers and requires management to exercise significant judgment and make estimates that affect revenue recognition. In September 2015, the IASB deferred the effective date of the revenue standard to fiscal years beginning on or after January 1, 2018 and interim periods within that year. Earlier application is permitted. The Company is assessing the new standard to determine its impact on the Company’s consolidated financial statements.

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation an disclosure of leases for both parties to a contract, the customer (‘lessee’) and the supplier (‘lessor). This will replace IAS 17 Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the income statement. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers. The Company’s contractual obligations in the form of operating leases under IAS 17 will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements. The Company has not yet analyzed the new standard to determine its impact on the Company’s consolidated financial statements.

Note 4 - Trade and Other Receivables

	March 31, 2016	December 31, 2015
Trade accounts receivables	$2,447	$2,314
Less: Allowance for doubtful accounts	(127)	(127)
Net trade accounts receivable	2,320	2,187
Accrued receivables	6,943	6,450
Other receivables	1,078	1,782
Total receivables	$10,341	$10,419

Included in accrued receivables is $6,943 relating to receivables which are to be billed according to progress based, specified payment schedules, typical with long term percentage of completion contracts. Management anticipates that $2,412 of this amount will not be billed within the next 12 months.

Note 5 – Investment in Joint Venture

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy Co. Ltd., whereby the parties formed the joint venture Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	March 31, 2016	March 31, 2015
Balance January 1,	$1,951	$2,150
Share in gain (loss) of the joint venture	56	(16)
Foreign currency translation	177	-
Investment in joint venture at March 31,	$2,184	$2,134

Note 6 - Warranty Provisions

Changes in the Company’s aggregate warranty provisions are as follows:

	2016	2015
At January 1,	$3,193	$2,547
Additional provisions	186	185
Utilized during the period	(354)	(327)
Unused amounts reversed	(92)	(68)
Foreign currency translation	105	(213)
Total warranty provision at March 31,	3,038	2,124
Less current portion	(2,128)	(667)
Long-term warranty provision at March 31,	$910	$1,457

Note 7 - Lines of Credit and Bank Guarantees

At March 31, 2016, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €7,000. Under this facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €750; and may also borrow up to €1,250 for general business purposes, provided sufficient limit exists under the overall facility limit of €7,000. Of this, €3,477 or approximately $3,956 was drawn as standby letters of credit and bank guarantees and €nil was drawn as an operating line. At March 31, 2016, the Company had availability of €3,523 or approximately $4,008 (December 31, 2015 - $2,356) under this facility for use as letters of credit and bank guarantees.

At March 31, 2016, the Company also had a Canadian credit facility for use only as letters of credit and bank guarantees of C$3,139 (US dollars - $2,425). At March 31, 2016, $nil was drawn as standby letters of credit and bank guarantees. At March 31, 2016, the Company had $2,425 (December 31, 2015 - $2,162) available under this facility.

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 8 - Other Non-current Liabilities

Other non-current liabilities are as follows:

	March 31, 2016	December 31, 2015
Long-term debt - institutional (i)	$7,245	$7,140
Long-term debt - Province of Ontario (ii)	3,168	2,865
Non-current post-retirement benefit liabilities (iii)	303	288
Repayable government contributions (iv)	299	322
Total	11,015	10,615
Less current portion of long-term debt - institutional (due Nov 2016)	(7,245)	(7,140)
Less current portion of repayable government contribution	(205)	(192)
Less current portion of long-term debt - Province of Ontario	(173)	(162)
Total other non-current liabilities	$3,392	$3,121

(i)	Long-term debt – Institutional

In the second quarter of 2015, the Company entered into a loan agreement with a syndicate of lenders for an 18 month facility of $7,500. The amortized cost of this loan at March 31, 2016 was $7,245. The loan charges interest at an annual rate of 11%. Total financing fees included in the amortized cost of the loan at inception were $634.

(ii)	Long-term debt - Province of Ontario

In 2011, the Company entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015.

After this five-year period, the loan bears interest at a rate of 3.67% and will require repayment at a rate of 20% per year of the outstanding balance for the five years subsequent to the sixth anniversary of the first disbursement. There is no availability remaining under this facility at March 31, 2016.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. The Company was in compliance with this covenant at March 31, 2016.

The change in carrying value of this liability at March 31 was as follows:	2016	2015
At January 1,	$2,865	$2,922
Interest accretion during the period	112	103
Foreign currency translation	191	(247)
At March 31,	$3,168	$2,778

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

(iii)	Post-retirement benefit liabilities

The liability at March 31, 2016 relates to defined contribution pension plans in Belgium and is payable in euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return.

There were no actuarial remeasurements during the three months ended March 31, 2016.

(iv)	Repayable government contributions

In 1998, the Company entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fuel applications.

In January 2011, the Company entered into an amended agreement (the “Amendment”) with TPC. Under the terms of the Amendment, C$1,500 will be paid to TPC in quarterly installments until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Company on or before December 31, 2017 or the sum of C$800, whichever is the lesser amount, was also to be paid to TPC. The Company has paid the C$800 maximum under the agreement for this contingent payment.

The present value of this obligation at March 31, 2016 was $299 (March 31, 2015 - $524), including the current portion of $205 (March 31, 2015 - $257), which was included in trade and other payables.

The change in carrying value of this liability at March 31 was as follows:

	2016	2015
At January 1,	$322	$553
Repayments during the period	(54)	-
Interest accretion during the period	11	19
Foreign currency translation	20	(48)
At March 31,	$299	$524
Less current portion	(205)	(257)
At March 31,	$94	$267

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 9 - Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2016		2015
	Number	Amount	Number	Amount
Balance at January 1,	12,540,757	$365,824	10,090,325	$348,259
Stock options exercised (note 10)	-	-	1,000	9
At March 31,	12,540,757	$365,824	10,091,325	$348,268

Note 10 – Stock-Based Compensation

Under the Company’s previous Stock Option Plan, 252,006 stock options were outstanding at March 31, 2016. No further stock options may be issued under this plan.

Of the 660,564 shares available under the Omnibus Incentive Plan, to be issued as stock options, RSUs and PSUs, 380,224 have been granted as stock options, 52,483 have been granted as RSUs and 199,772 have been granted as PSUs and were outstanding at March 31, 2016. The Corporation has 28,085 of share units available for issue as stock options, RSUs and PSUs under the Omnibus Incentive Plan at March 31, 2016.

Stock options

A summary of the Company’s stock option plan for the three months ended March 31, 2016 and 2015 is as follows:

	2016		2015
	Number of shares	Weighted average exercise price C$	Number of shares	Weighted average exercise price C$
Outstanding, beginning of period	536,174	$7.97	481,403	$6.99
Granted	96,056	10.53	56,821	16.14
Exercised	-	-	(1,000)	8.49
Outstanding, end of period	632,230	$8.36	537,224	$7.96

During the three months ended March 31, 2016, nil (2015 - 1,000) stock options were exercised resulting in cash proceeds of $nil (2015 - $6), an increase in equity of $nil (2015 - $9) with an offset to contributed surplus of $nil (2015 - $3).

During the three months ended March 31, 2016, 96,056 (2015 - 56,821) stock options were granted with an average fair value of C$6.12 per option (2015 - C$8.77). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	2016	2015
Risk-free interest rate (%)	0.87%	1.39%
Expected volatility (%)	65%	69%
Expected life in years	6	5
Expected dividend	Nil	Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the five years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the three months ended March 31, 2016, related to stock options, was $72 (three months ended March 31, 2015 - $53) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Restricted Share Units (“RSUs”)

The Company grants RSUs to certain employees. The RSUs will be settled in the Company’s shares. The cost of the Company’s RSUs is charged to selling, general and administrative expenses using the graded vesting method. RSU’s vest three years from grant date. The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

During the three months ended March 31, 2016, 52,483 (2015 - nil) RSUs were granted with an average fair value of C$10.53 per unit (2015 - C$nil).

Performance Share Units (“PSUs”)

The Company grants PSUs to certain employees. The PSUs will be settled in the Company’s shares. The cost of the Company’s PSUs is charged to selling, general and administrative expenses using the graded vesting method. The fair value of the vested share units is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

During the three months ended March 31, 2016, nil PSUs were granted with a fair value of C$nil (March 31, 2015 – 32,670 units with a fair value of $527).

A summary of the Company’s PSU activity is as follows:

	2016	2015
Balance at January 1,	199,772	192,320
Forfeited	-	(25,218)
PSUs issued	-	32,670
At March 31,	199,772	199,772

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Stock-based compensation expense for the three months ended March 31, 2016, related to PSUs, was $57 (2015 - $65) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Deferred Share Units (“DSUs”)

The Company has a deferred share unit plan for directors. Compensation cost for DSUs granted under the DSU plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expenses.

A summary of the Company’s DSU activity is as follows:

	2016		2015
	Number	Amount	Number	Amount
Balance at January 1,	83,628	$746	87,850	$1,168
DSU compensation expense	4,282	35	2,182	25
DSU fair value adjustments	-	(65)	-	(169)
At March 31,	87,910	$716	90,032	$1,024

For the three months ended March 31, 2016, the Company recognized $35 (2015 - $25) as expense for the issue of new DSUs and a recovery of ($65) (2015 - recovery of ($169)) for the mark-to-market adjustment on the liability.

The DSU liability at March 31, 2016 of $716 (2015 - $1,024) was included in trade and other payables. DSUs vest immediately on the date of issuance.

Summary of stock-based compensation expense (recovery)

	2016	2015
Stock-based compensation expense - stock options	$72	$53
Stock-based compensation expense - performance share units	57	65
Deferred share unit - new issuance	35	25
Deferred share unit - mark-to-market adjustment	(65)	(169)
At March 31,	$99	$(26)

Note 11 – Selling, General and Administrative Expenses

Included in selling, general and administrative expenses is a credit of $470 relating to the reversal of an indemnification liability that had been set up associated with an acquisition in 2004.

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 12 - Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the three months ended March 31, 2016 and 2015, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Three months ended March 31,	2016	2015
Research and product development expenses	$1,443	$1,676
Government research and product development funding	(320)	(654)
Total	$1,123	$1,022

Note 13 - Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Three months ending March 31,	2016	2015
Foreign exchange contracts - fair market value adjustment on settled held for trading financial instruments	$11	$-
Foreign exchange contracts - fair market value adjustment on unsettled held for trading financial instruments	69	-
Gain from change in fair value of outstanding warrants	131	-
Total	$211	$-

Note 14 - Net Loss Per Share

The loss per share for the periods ended March 31, 2016 and 2015 was as follows:

	2016	2015
Net loss	$(2,362)	$(3,427)
Weighted average number of common shares outstanding – basic and diluted	12,540,757	10,090,481
Net loss per share – basic and diluted	$(0.19)	$(0.34)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 15 - Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and Director of the Company. During the three months ended March 31, 2016, Hydrogenics made purchases of $71 (2015 - $9) from this related company. At March 31, 2016, the Company had an accounts payable balance due to this related party of $4 (2015 - $2).

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During the three months ended March 31 2016, the Company had sales to the joint venture of $nil (2015 - $nil), and at the end of March 31, 2016 the Company had a receivable of $359 (2015 - $935) owing from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

Note 16 - Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

March 31,	2016	2015
Decrease (increase) in current assets
Trade and other receivables	$230	$1,092
Inventories	(3,516)	534
Prepaid expenses	(158)	19
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(181)	(2,691)
Deferred revenue	1,123	2,295
Total	$(2,502)	$1,249

Note 17 – Commitments and Contingencies

Forgivable loan facility

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2MW Power-to-Gas storage unit to the Province of Ontario. It is anticipated that the unit will ship in 2017. Hydrogenics will receive a total of C$2,950, paid in equal monthly instalments, in return for IESO’s use of the energy storage solution over the three-year period.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on June 30, 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,000 through a forgivable loan, to be funded at 50% of eligible costs incurred on the project. The total cost of the energy storage solution is expected to be C$8,000, of which C$1,960 of the costs will be funded by Hydrogenics, C$2,040 will be funded by Enbridge and the remaining C$4,000 from the forgivable loan. The project completion date is expected to be March 31, 2017.

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 15

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack two MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

At March 31, 2016, the Company has accumulated total costs in building the unit of $1,107 which have been classified as property, plant and equipment. The Company has received or accrued total funding of $534 under the IDF loan. The actual funding % varies from committed funding percentage due to foreign exchange translation. As of March 31, 2016, a total of $177 was accrued as funding receivables. The funding amounts have been recorded as a reduction to property, plant and equipment.

Note 18 - Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Financial information by reportable segment for the three months ended March 31, 2016 and 2015 was as follows:

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 16

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Three months ended March 31, 2016	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$1,742	$2,587	$-	$4,329
Gross profit	113	1,098	-	1,211
Selling, general and administrative expenses	731	933	584	2,248
Research and product development expenses	418	696	9	1,123
Segment loss	(1,036)	(531)	(593)	(2,160)
Interest expense, net	-	-	(433)	(433)
Foreign currency losses, net	-	-	(36)	(36)
Gain (loss) in joint venture	-	-	56	56
Other finance gains (losses), net	-	-	211	211
Loss before income taxes	$(1,036)	$(531)	$(795)	$(2,362)

Total segment assets	$22,854	$18,634	$16,968	$58,456
Total segment liabilities (current and non-current)	$14,268	$16,829	$8,958	$40,055

The Company’s derivative financial instruments are considered to be segment liabilities, and are included in On-Site Generation.

Three months ended March 31, 2015	OnSite Generation	Power Systems	Corporate and Other	Total
Revenues from external customers	$3,335	$4,196	$-	$7,531
Gross profit	277	876	-	1,153
Selling, general and administrative expenses	635	920	1,024	2,579
Research and product development expenses	424	579	19	1,022
Segment loss	(782)	(623)	(1,043)	(2,448)
Interest expense, net	-	-	(127)	(127)
Foreign currency gains (losses), net	-	-	(836)	(836)
Loss in joint venture	-	-	(16)	(16)
Loss before income taxes	$(782)	$(623)	$(2,022)	$(3,427)

Total segment assets	$21,812	$15,909	$6,987	$44,708
Total segment liabilities (current and non-current)	$14,547	$16,977	$2,072	$33,596

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 17

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 19 - Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, trade and other receivables, and trade and other payables, financial assets and liabilities approximates their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the RSUs and DSUs is classified as Level 1. The fair value of the derivative assets/liabilities and warrants are classified as Level 2.

The Company has not transferred any financial instruments between Levels 1, 2, or 3 of the fair value hierarchy during the three months ended March 31, 2016.

Financial instruments are classified into one of the following categories: fair value through profit and loss; held-to-maturity; available-for-sale; loans and receivables; and other financial liabilities. The following table summarizes information regarding the carrying value of the Company’s financial instruments:

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 18

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	March 31, 2016	December 31, 2015
Cash and cash equivalents	$17,770	$23,398
Restricted cash	707	971
Restricted cash – non-current	624	532
Trade and other receivables	10,341	10,419
Derivative asset	26	-
Items classified as loans and receivables	$29,468	$35,320
Trade and other payables	$8,434	$7,776
Current portion of long-term debt and repayable government contribution	7,450	7,494
Deferred share unit liability	716	746
Operating borrowings	-	1,086
Warrants	621	752
Non-current portion of long-term debt	2,995	2,702
Non-current portion of repayable government contributions	94	130
Post-retirement benefit liabilities	303	288
Derivative liability	-	42
Items classified as other financial liabilities	$20,613	$21,016

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollars and the functional currency of its Belgium subsidiary in euros. This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany.

The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the subsidiary to the extent practicable to match the obligations of its financial liabilities. The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. All of the foreign exchange forward contracts expire within the following 12 months.

Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; trade and other payables and other long-term liabilities, which are denominated in foreign currencies.

As at March 31, 2016, the Company had foreign exchange forward contracts totalling $1,750 in notional US dollars, all due within one year.

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 19

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2016

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 20 – Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company’s capital is composed of debt and shareholders’ equity as follows:

	March 31, 2016	December 31, 2015
Shareholders’ equity	$18,401	$20,248
Operating borrowings	-	1,086
Long-term debt (including current portion), and repayable government contributions	10,712	10,326
Total	29,113	31,660
Less Cash and cash equivalents and restricted cash	19,101	24,901
Total capital employed	$10,012	$6,759

2016 Q1 Condensed Interim Consolidated Financial Statements	Page 20